UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

TENAYA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

87990A106

(CUSIP Number)

James Evangelista

The Column Group

1 Letterman Drive,

Building D, Suite DM-900

San Francisco, CA 94129

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,414,720 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,414,720 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,414,720 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.9% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All such shares are held of record by TCG III LP (as defined in Item 2(a) below). TCG III GP LP (as defined in Item 2(a) below) is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing partners of TCG III LP and may each be deemed to share voting, investment and dispositive power with respect to these securities. All shares are held of record by TCG LP (as defined in Item 2(a) below).

(2)

Based on 63,987,996 shares of Common Stock outstanding after the conclusion of the Follow-on Offering (as defined in Item 3 below and assuming the underwriters do not exercise in full the option to purchase additional shares) and as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(5) with the Commission (as defined in the Introductory Note below) on November 17, 2022 (the “Prospectus Supplement”).

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group III-A, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,985,570 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,985,570 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,985,570 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.8% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All such shares are held of record by TCG III-A LP (as defined in Item 2(a) below). TCG III GP LP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing partners of TCG III-A LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 63,987,996 shares of Common Stock outstanding after the conclusion of the Follow-on Offering (assuming the underwriters do not exercise in full the option to purchase additional shares) and as reported in the Prospectus Supplement.

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group III GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 9,400,290 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 9,400,290 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,400,290 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.7% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

Consists of (i) 4,414,720 shares held of record by TCG III LP and (ii) 4,985,570 shares held of record by TCG III-A LP. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing partners of TCG III LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 63,987,996 shares of Common Stock outstanding after the conclusion of the Follow-on Offering (assuming the underwriters do not exercise in full the option to purchase additional shares) and as reported in the Prospectus Supplement.

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group Opportunity III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 9,615,384(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 9,615,384(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,615,384(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.0% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All such shares are held of record by TCG Opportunity III LP (as defined in Item 2(a) below). TCG Opportunity III GP LP (as defined in Item 2(a) below) is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC (as defined in Item 2(a) below) is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 63,987,996 shares of Common Stock outstanding after the conclusion of the Follow-on Offering (assuming the underwriters do not exercise in full the option to purchase additional shares) and as reported in the Prospectus Supplement.

CUSIP No. 87990A106

1.	Name of Reporting Person The Column Group Opportunity III GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 9,615,384(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 9,615,384(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,615,384(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.0% (2)
14.	Type of Reporting Person (See Instructions): PN

(1)

All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 63,987,996 shares of Common Stock outstanding after the conclusion of the Follow-on Offering (assuming the underwriters do not exercise in full the option to purchase additional shares) and as reported in the Prospectus Supplement.

CUSIP No. 87990A106

1.	Name of Reporting Person TCG Opportunity III GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 9,615,384(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 9,615,384(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,615,384(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.0% (2)
14.	Type of Reporting Person (See Instructions): OO

(1)

All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, David Goeddel, a member of the Issuer’s board of directors, and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 63,987,996 shares of Common Stock outstanding after the conclusion of the Follow-on Offering (assuming the underwriters do not exercise in full the option to purchase additional shares) and as reported in the Prospectus Supplement.

SCHEDULE 13D

Introductory Note

TCG III LP, TCG III-A LP and TCG III GP LP previously reported their beneficial ownership of common stock, par value $0.0001, of Tenaya Therapeutics, Inc., the class of securities to which this Schedule 13D relates, on a Schedule 13G filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2022 (the “Schedule 13G”). The Schedule 13G was filed pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As a result of the Follow-on Offering (as defined below), TCG Opportunity III LP may be deemed to have acquired, for purposes of Section 13(d)(6)(B) of the Exchange Act, beneficial ownership of more than 2% of the subject class of securities during the twelve month period preceding the Follow-on Offering. Accordingly, the Reporting Persons (as defined in Item 2(a) below) are filing this Schedule 13D pursuant to Section 13(d) of the Exchange Act.

Item 1. Security and Issuer

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Tenaya Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 171 Oyster Point Boulevard, 5th Floor, South San Francisco, CA 94080. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

(a) This Statement is being filed by The Column Group III, LP (“TCG III LP”), The Column Group III GP, LP (“TCG III GP LP”), The Column Group III-A, LP (“TCG III-A LP”), The Column Group Opportunity III, LP (“TCG Opportunity III LP”), The Column Group Opportunity III GP, LP (“TCG Opportunity III GP LP”) and TCG Opportunity III GP, LLC (“TCG Opportunity III GP LLC”, and together with TCG III LP, TCG III GP LP, TCG III-A LP, TCG Opportunity III LP and TCG Opportunity III GP LP, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Person is 1 Letterman Drive, Building D, Suite M-900, San Francisco, CA 94129.

(c) TCG III LP is a venture capital investment entity. TCG III-A LP is a venture capital investment entity. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP. TCG Opportunity III LP is a venture capital investment entity. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of TCG III LP, TCG III-A LP, TCG III GP LP, TCG Opportunity III LP and TCG Opportunity III GP LP is a limited partnership organized under the laws of the State of Delaware. TCG Opportunity III GP LLC is a limited liability company organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired either (i) pursuant to the closing of the Issuer’s initial public offering (the “IPO”) which occurred on August 3, 2021 (the “IPO Closing”), where each share of the Issuer’s Series A preferred stock, Series B preferred stock and Series C preferred stock converted into approximately 0.166 shares of Common Stock (on an as-adjusted basis, after giving effect to the 1-for-6 reverse stock split of the Common Stock effected on July 23, 2021) or (ii) pursuant to the Issuer’s follow-on public offering, which closed on November 21, 2022, in which among other things, the Issuer issued and sold 22,613,307 shares of Common Stock and pre-funded warrants to purchase 6,236,693 shares of common stock at a price to the public of $2.60 per share (the “Follow-on Offering”). Unless otherwise noted herein, all shares of Common Stock and per share amounts have been adjusted to reflect the reverse stock split.

Between October 2016 and December 2018, TCG III LP purchased 3,727,742 shares of the Issuer’s Series A preferred stock for a purchase price of $6.00 per share and an aggregate purchase price of $22.4 million.

Between October 2016 and December 2018, TCG III-A LP purchased 4,209,755 shares of the Issuer’s Series A preferred stock for a purchase price of $6.00 per share and an aggregate purchase price of $25.3 million.

Between August 2019 and August 2020, TCG III LP purchased 472,659 shares of the Issuer’s Series B preferred stock for a purchase price of $9.936 per share and an aggregate purchase price of $4.7 million.

Between August 2019 and August 2020, TCG III-A LP purchased 533,781 shares of the Issuer’s Series B preferred stock for a purchase price of $9.936 per share and an aggregate purchase price of approximately $5.3 million.

In December 2020, TCG III LP purchased 188,881 shares of the Issuer’s Series C preferred stock for a purchase price of $12.432 per share and an aggregate purchase price of approximately $2.3 million.

In December 2020, TCG III-A LP purchased 213,306 shares of the Issuer’s Series C preferred stock for a purchase price of $12.432 per share and an aggregate purchase price of approximately $2.7 million.

On November 21, 2022, TCG Opportunity III LP purchased 9,615,384 shares of Common Stock in the Follow-on Offering for a purchase price of $2.60 per share and an aggregate purchase price of $24,999,998.40.

All shares of the capital stock of the Issuer purchased by TCG III LP, TCG III-A LP and TCG Opportunity III LP have been purchased using investment funds provided to TCG III LP, TCG III-A LP and TCG Opportunity III LP by their respective limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of each of TCG III LP, TCG III-A LP and TCG Opportunity III LP, the general partner and limited partners of TCG III LP, TCG III-A LP and TCG Opportunity III LP, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s Series C preferred stock, TCG III LP, TCG III-A LP and certain of the Issuer’s other investors entered into an Amended and Restated Investors’ Rights Agreement, dated December 17, 2020, with the Issuer (the “Rights Agreement”). After the closing of the IPO, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-257820) declared effective by the Commission on July 29, 2021 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the IPO, each of TCG III LP and TCG III-A LP entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by TCG III LP or TCG III-A LP for 180 days following the date of the final prospectus for the IPO. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

In connection with the Follow-on Offering, each of TCG III LP and TCG III-A LP entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by TCG III LP or TCG III-A LP for 90 days following the date of the final prospectus for the Follow-on Offering. The terms and provisions of such lock-up agreement are described more fully in the prospectus supplement for the Follow-on Offering, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated December 1, 2022, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Amended and Restated Investors’ Rights Agreement, dated December 17, 2020, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on July 26, 2021 (File No. 333-257820) and incorporated herein by reference.).

Exhibit 3:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on July 26, 2021 (SEC File No. 333-257820) and incorporated herein by reference).

Exhibit 4:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on November 17, 2022 (SEC File No. 001-40656) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2022

THE COLUMN GROUP III, LP		THE COLUMN GROUP III GP, LP

By:	The Column Group III GP, LP

By:	/s/ James Evangelista, Attorney in Fact	By:	/s/ James Evangelista, Attorney in Fact
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney in Fact	Title:	Attorney in Fact

THE COLUMN GROUP III-A, LP		THE COLUMN GROUP OPPORTUNITY III, LP

By:	The Column Group III GP, LP	By: By:	The Column Group Opportunity III GP, LP TCG Opportunity III GP, LLC

By:	/s/ James Evangelista, Attorney in Fact	By:	/s/ James Evangelista, Attorney in Fact
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney in Fact	Title:	Attorney in Fact

THE COLUMN GROUP OPPORTUNITY III GP, LP		TCG OPPORTUNITY III GP, LLC

By:	TCG Opportunity III GP, LLC

By:	/s/ James Evangelista, Attorney in Fact	By:	/s/ James Evangelista, Attorney in Fact
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney in Fact	Title:	Attorney in Fact